July 19, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3030

Attn:	Karl Hiller
Yolanda Guobadia

Re:	The Gorman-Rupp Company
Form 10-K for the Year Ended December 31, 2022
Filed March 8, 2023
Response dated June 26, 2023
File No. 001-06747

Ladies and Gentleman:

The Gorman-Rupp Company, an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”), dated July 6, 2023 (the “Comment Letter”), in regard to the above-referenced Form 10-K for the fiscal year ended December 31, 2022.

The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. The Company is requesting that it be allowed to respond on or before July 24, 2023. The additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at 419.755.1548.

Very truly yours,

/s/ James C. Kerr

James C. Kerr
Chief Financial Officer